UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)
EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Page
Item 4. The Solicitation or Recommendation
Item 8. Additional Information
Item 9. Exhibits

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in this Amendment No. 2 or the Schedule 14D-9.
     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:
Item 4.   The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
     1. The second sentence of the seventh full paragraph on page 12 is hereby amended by deleting the “.” at the end of the sentence and replacing it with “, and that Alden was not willing to provide the financing necessary for an increased offer price.”
     2. The fourth paragraph of “Background and Reasons for the Recommendation of the Board — Background” is hereby deleted in its entirety and replaced with the following:
      “Shortly after the announcement of the proposed Transactions, several putative stockholder class action lawsuits were filed against Emmis and each member of its Board. Certain of the lawsuits also named JS Acquisition and Alden as defendants. As of July 1, 2010, a total of seven putative class action complaints were filed, six of which were filed in the Marion County Superior Court of Indiana and one of which was filed in the United States District Court of the Southern District of Indiana, and each of which seeks, among other things, injunctive relief against the proposed Transactions based on allegations of breach of fiduciary duty.”
     3. The seventh full paragraph on page 12 is hereby amended by adding the following at the end of the paragraph: “The Committee considered JS Acquisition’s response to its request and concerns, along with the risk that JS Acquisition would not proceed with the proposed offer or that Alden would withdraw its financing of the proposed offer. Thereafter, the Committee determined to continue considering the proposed offer, since the Committee believed it was in the interests of Emmis’ shareholders for the Committee to make a recommendation to the Board with respect to the proposed offer.”
     4. The following text is hereby inserted after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
     “In the course of the SEC review process, in order to fulfill the requirements of Rule 13e-3 under the Exchange Act, the Board was reconvened on June 30, 2010 to consider the fairness of the Offer to unaffiliated holders of Existing Preferred Stock. Mr. Heath Freeman did not attend the meeting. At that meeting, the Board, by the affirmative vote of all members present, determined that the Offer is fair to the unaffiliated holders of Existing Preferred Stock, without making a recommendation to such holders with respect to the Exchange Offer or the Proposed Amendments, subject to the qualifications and considerations set forth under the heading “Fairness of the JS Acquisition Tender Offer to Unaffiliated Holders of Existing Preferred Stock — Emmis” of the Amended and Restated Preliminary Proxy Statement/Offer to Exchange filed on Schedule 14A and to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. A summary of factors considered by the Board in making its determination and a description of important qualifications and considerations relating to the determination is set forth under the heading “Fairness of the JS Acquisition Tender Offer to Unaffiliated Holders of Existing Preferred Stock —Emmis” of the Amended and Restated Preliminary Proxy Statement/Offer to Exchange filed on Schedule 14A and Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. A copy of the Definitive Proxy Statement/Offer to Exchange will be filed with the SEC under cover of a combined Statement on Schedule TO and Schedule 13E-3 and will be mailed to holders of Shares and holders of Existing Preferred Stock after completion of SEC review of the Proxy Statement/Offer to Exchange. Holders of Shares and holders of Existing Preferred Stock are urged to, and should, carefully read the Definitive Proxy Statement/Offer to Exchange.
     On July 1, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed with the SEC an Amendment to their combined Statement on Schedule TO and Schedule 13E-3, with respect to the Offer. On that same day, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed with the SEC an Amended and Restated Preliminary Proxy Statement/Offer to Exchange on Schedule 14A and Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. The Amendment to the combined Statement on Schedule TO and Schedule 13E-3 is filed as Exhibit (a)(1)(xi), and the Amended and Restated Preliminary Proxy Statement/Offer to Exchange have been filed as Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JC Acquisition, JS Parent, Mr. Smulyan and Emmis with the SEC on July 1, 2010, with respect to the Exchange Offer. Both of these documents are incorporated herein by reference.

     5. After the seventh bullet point under the heading “Comparable Company Analysis,” the following is hereby inserted:
     “The following table presents, for each comparable company, the ratio of Aggregate Value to Adjusted EBITDA and the ratio of Aggregate Value to Adjusted BCF:

	Aggregate Value to	Aggregate Value to
Comparable Company	Adjusted EBITDA	Adjusted BCF
Entercom Communications Corp.	9.1x	8.0x
Radio One Inc.	8.8x	7.1x
Citadel Broadcasting Corporation	7.0x	6.5x
Saga Communications, Inc.	5.8x	4.9x”
     6. Under the heading “Analysis of Selected Comparable Transactions,” the following is hereby inserted after the table at the top of page 20:
     “The following table presents, for each selected comparable transaction, the purchase price as a multiple of the Adjusted BCF:

Comparable Transaction*	Purchase Price as Multiple of Adjusted BCF
Cumulus Media Partners, LLC / Susquehanna Radio Corp.	13.0
Citadel Broadcasting Corporation / ABC Chicago FM Radio, Inc.	13.5
Entercom Communications Corp. / CBS Corporation and Radio One, Inc.	13.0
Wilkes Broadcast Group, LLC / CBS Corporation	13.4
Bain Capital Partners, LLC & Thomas H. Lee Partners, LP / Clear Channel Communications, Inc.	11.0
     * Information with respect to forward BCF was not available for the July 2009 transaction between Univision Radio, Inc. and the New York Times Co (WQXR).”
     7. Under the heading “Sum-of-the-Parts Analysis,” the following is hereby inserted after the second bullet point:
     “The following table presents, for each comparable company in the magazine publishing business, the ratio of Aggregate Value to Adjusted EBITDA:

Comparable Company	Aggregate Value to Adjusted EBITDA
Meredith Corp.	7.4x
Playboy Enterprises, Inc.	4.5x”
     8. The second sentence of the first paragraph under the heading “Premia Paid Analysis” is hereby amended and restated in its entirety as follows:
     “Morgan Stanley considered the following 27 precedent transactions that involved only U.S. targets and had minority buy-in values in the range of $25 million to $500 million:”
     9. Under the heading “Premia Paid Analysis,” the following is hereby inserted after the first paragraph:

Announced	Target Name	Acquiror Name
7/29/09	OSG America LP	Overseas Shipholding Group, Inc.
3/25/2009	Hearst-Argyle Television, Inc.	The Hearst Corporation

Announced	Target Name	Acquiror Name
3/23/2009	Cox Radio, Inc.	Cox Enterprises, Inc.
10/23/2007	Waste Industries USA, Inc.	Investor Group
2/22/2007	Great American Financial Resources, Inc.	American Financial Group, Inc.
10/9/2006	NetRatings, Inc.	VNU NV
3/22/2006	Erie Family Life Insurance Company	Erie Indemnity Company
9/13/2005	CoolSavings Inc.	Landmark Communications, Inc.
4/12/2004	Edelbrock Corporation	Investor Group
7/24/2003	Digex Incorporated	WorldCom Inc.
6/2/2003	Ribapharm Inc.	ICN Pharmaceuticals Inc.
2/18/2003	Lexent Inc.	Investor Group
1/13/2003	Next Level Communications Inc.	Motorola Inc.
7/31/2002	JCC Holding Company	Harrah’s Entertainment, Inc.
7/9/2002	International Specialty Products, Inc.	Samuel J Heyman
3/18/2002	Meemic Holdings Inc.	ProAssurance Corp.
3/14/2002	Konover Property Trust Inc.	Investor Group
2/19/2002	Travelocity.com Inc.	Sabre Holdings Corporation
10/10/2001	TD Waterhouse Group, Inc.	The Toronto-Dominion Bank
10/1/2001	NCH Corp.	Irvin Levy
8/22/2001	Homeservices Com Inc.	MidAmerican Energy Holdings Co.
8/21/2001	Spectra Physics Inc.	Thermo Electron Corp.
8/17/2001	Leeds Federal Bankshares Inc.	Northwest Bancorp, Warren, PA
5/30/2001	Bacou USA Inc.	Bacou SA
5/23/2001	Unigraphics Solutions Inc.	Electronic Data Systems Corp.
5/14/2001	Agency.com Ltd.	Seneca Investments LLC
3/26/2001	CSFBdirect	CSFB
     10. The first sentence under the heading “Reasons and Factors for the Recommendation of the Board — Supportive Factors — Opinion of Morgan Stanley” is hereby amended by adding the phrase “and adopted” after the phrase “The Committee considered”.
Item 8.   Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
     1. The following new paragraph is hereby inserted prior to the penultimate paragraph under the heading “Shareholder Litigation”:
     “On June 25, 2010, Alden filed a joinder in the Motion to Dismiss filed on June 10, 2010. The joinder was filed in the four actions in which Alden was named as a defendant — the Ross, Hinkle, McQueen, and Stabosz actions.”
Item 9.   Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:
     1. Exhibit (a)(1)(vii) of Item 9 is hereby amended and restated in its entirety as follows:

(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).
     2. Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(x)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

(a)(1)(xi)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
Name: J. Scott Enright
Title: Executive Vice President, General Counsel and Secretary

Date: July 1, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.

*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

(a)(1)(x)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

(a)(1)(xi)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

Exhibit	Description
*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

Exhibit	Description
*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).

*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.